# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cantor Equity Partners II, Inc., CIK 0002034269
CUSIP: G1827P106
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0001250975
Persons authorized to receive notices and communications: Brandon Lutnick, Cantor EP Holdings II, LLC, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- LUTNICK HOWARD W (CIK 0001250975): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Cantor Equity Partners II, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Comment:
This Amendment No. 2B (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on May 12, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 20, 2025 ("Amendment No. 1" and, together with the Original Schedule 13D, the "Prior Schedule 13D") by Cantor EP Holdings II, LLC, a Delaware limited liability company (the "Sponsor"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and Howard W. Lutnick, and Amendment No. 2A to the Original Schedule 13D, dated October 6, 2025, filed by the Sponsor, Cantor, CFGM and Brandon G. Lutnick, relating to their beneficial ownership of Class A ordinary shares, par value $0.0001 per share, of the Issuer ("Class A Ordinary Shares") and Class B ordinary shares, par value $0.0001 per share, of the Issuer ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

This Amendment No. 2B is being filed solely by Howard W. Lutnick to indicate that he no longer has any voting or dispositive power of the securities of the Issuer and therefore shall cease to be a Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Completion of Howard W. Lutnick Divestiture

In accordance with the transactions described in Amendment No. 1, Mr. Howard W. Lutnick, the U.S. Secretary of Commerce, has completed his previously announced divestiture of his holdings in Cantor and CFGM in connection with his appointment as the U.S. Secretary of Commerce. The sale of such interests was completed on October 6, 2025, and as a result, Mr. Howard W. Lutnick no longer has any voting or dispositive power over any of the securities of the Issuer and is filing this Amendment as a final amendment to reflect his zero ownership.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of October 6, 2025, Mr. Howard Lutnick does not beneficially own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Ordinary Shares beneficially owned as to which Howard W. Lutnick has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 0

(iv) shared power to dispose of or to direct the disposition: 0
Transactions in the class effected during the past sixty days: See Item 4 of this Amendment, of Amendment No. 1 and of Amendment No. 2A, which are each incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of October 6, 2025, Mr. Howard W. Lutnick ceased to be a beneficial owner of more than 5% of the outstanding Ordinary Shares.

## Signatures
- LUTNICK HOWARD W: /s/ Howard W. Lutnick, Howard W. Lutnick (10/06/2025)